Exhibit 99.9

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2017 of my Appointed Actuary’s Report to the Shareholders and Directors dated February 7, 2018 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Balance Sheets as at December 31, 2017 and 2016 and their change in the Consolidated Statements of Operations for the years then ended.

/s/ Steven A. Finch
Steven A. Finch Senior Executive Vice President and Chief Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada

Date: February 7, 2018